Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Univest Corporation of Pennsylvania:

We consent to the incorporation by reference in the registration statements (No. 333-123189, 333-02513, 333-152142, and 333-187987) on Forms S-8 and registration statements (No. 333-02509 and 333-159084) on Forms S-3 of Univest Corporation of Pennsylvania (the Company) of our reports dated March 4, 2014, with respect to the consolidated balance sheets of the Company as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the December 31, 2013 annual report on Form 10-K of Univest Corporation of Pennsylvania.

Philadelphia, Pennsylvania

March 4, 2014